Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available in the Charter Resource Center on Charter’s website.

Resources
MORE INFORMATION ABOUT NEW CHARTER

Full Charter Time Warner Cable Bright House Networks Public Interest Statement Filing [https://transition.fcc.gov/transaction/charter-twc-bhn/charter-twc-bhn-public-interest.pdf]

FACT SHEETS

Charter Time Warner Cable Bright House Networks Public Interest Statement Summary
[https://charterresourcecenter.com/wp-content/uploads/2015/06/Charter-TWC-BHN-Public-Interest-Statement-Summary-6-25.pdf]

New Charter is Smaller Than Comcast Today
[https://charterresourcecenter.com/wp-content/uploads/2015/06/New-Charter-Smaller-Than-Comcast-Today.pdf]

What They Are Saying About New Charter
[https://charterresourcecenter.com/wp-content/uploads/2015/06/WTAS-About-New-Charter.pdf]

What They Are Saying About Charter TWC BHN Filing Day
[https://charterresourcecenter.com/wp-content/uploads/2015/06/WTAS-Charter-TWC-BHN-PIS-Filing-Day.pdf]

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Full Charter Time Warner Cable Bright House Networks Public Interest Statement Filing https://transition.fcc.gov/transaction/charter-twc-bhn/charter-twc-bhn-public-interest.pdf

Charter Time Warner Cable Bright House Networks Public Interest Statement Summary

PUBLIC INTEREST STATEMENT (Summary)

On June 25, Charter Communications, Inc., Time Warner Cable Inc., Bright House Networks LLC, and Advance/Newhouse Partnership filed a public interest statement seeking the FCC’s approval of license transfers arising from Charter’s proposed merger with Time Warner Cable (TWC) and acquisition of Bright House Networks (BHN). The merger will result in the creation of New Charter - an advanced, growth-oriented broadband cable company that will combine the best of the three companies for the benefit of consumers. New Charter will have the resources to extend Charter’s existing pro-customer and pro-broadband business model throughout its new service area and build upon Time Warner Cable’s operating momentum and diversity initiatives as well as Bright House Network’s highly regarded customer service expertise.

Time Warner Cable and Bright House Network customers will benefit from Charter’s pro-customer and pro-broadband model: faster Internet for online video, affordable prices, transparent billing and commitment to American jobs.

•
Faster speeds. Charter’s slowest broadband tier is 60 Mbps, which enhances the ability of several people in the same house to watch streaming high-definition video at the same time. We will offer this fast, minimum broadband speed (60 Mbps) to TWC and BHN customers. Additionally, New Charter will expand TWC’s and BHN’s highly advanced 300 Mbps service.

•
Affordable, unlimited broadband. New Charter will price its new 60 Mbps entry level speeds based on Charter’s current model, which is less expensive for consumers than Time Warner Cable’s and Bright House Networks’ comparable offerings. It features straightforward, nationally uniform pricing with no data caps, no usage-based pricing, no modem fees, no early termination fees, and does not pass on federal or state Universal Service Fund (USF) fees to customers.

•
Committed to Net Neutrality. Consistent with its commitment to delivering superior broadband designed for online video and data-hungry apps, Charter has long practiced network neutrality and consistently invested in interconnection capacity to avoid network congestion. Indeed, we commit to go further than the FCC’s Order by agreeing not to impose data caps or engage in usage-based billing.

•
Investing in customer care. Recognizing the negative view that many Americans have of cable customer service, we are focused on improving New Charter’s customer service and will leverage the transaction to better our relationships with our customers across our footprint.  Over the last three years, Charter has brought back jobs from overseas call centers and hired thousands of people to improve our customer care services. As part of our effort, New Charter will also return TWC call center jobs to the United States and will hire and train thousands of new employees for its customer service call centers and field technician operations.

•
A quicker rollout of advanced technology. While Charter is almost 100% digital today, TWC and BHN are not all of the way there. We will complete the full digitization of TWC and BHN-freeing up spectrum that will allow for faster broadband speeds and more high-definition channels and On-Demand offerings.

•
New Charter customers will transition to Charter’s new cloud-based guide. The new guide will offer intuitive search and discovery and will work on old and new set-top boxes, so consumers will get the benefits of the new guide without needing a technician to visit or to pay more for a new box.

As proof of its intention to continue pro-consumer strategies, New Charter is making legally enforceable commitments that put consumers first.

•
New Charter will continue to commit to a free and open Internet. New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

•	New Charter will continue to engage in reasonable and non-discriminatory interconnection and submit any interconnection disputes to the FCC for resolutions on a case-by-case basis.

•
New Charter will continue to create thousands of U.S.-based jobs by hiring for customer service call centers and field technician operations located throughout the country and returning TWC call center jobs to the U.S.

•
New Charter will make comprehensive and significant investments in its broadband network. The company will transition TWC and BHN cables systems to all-digital networks, enabling consumers to take advantage of at least 60 Mbps download speeds and enjoy more High Definition and video on demand options.

•
New Charter will broaden access to broadband by building upon BHN’s broadband program for low-income consumers. New Charter will enrich BHN’s program by raising speeds and expanding eligibility while still offering a discounted price, and will expand the program across the New Charter footprint.

•
New Charter will recognize the vital importance of promoting diversity and inclusion strongly rooted in the communities it serves. New Charter will expand TWC’s commitment to diversity and inclusion in governance, employment practices, procurement and community partnerships.

•	New Charter will invest significantly in both in-home and out-of-home WiFi. New Charter will increase competition in the mobile data market by deploying over 300,000 out-of-home WiFi access points.

•
New Charter will build out one million line extensions of our networks into residential areas within our footprint beyond where we currently operate. These new facilities will help provide high-speed service to rural and other underserved areas.

•
New Charter will invest at least $2.5 billion in the build-out of networks into commercial areas within our footprint beyond where we currently operate. This will create additional, much-needed competition in the commercial sector.

New Charter is Smaller Than Comcast Today

[JPEG of document attached below]

What They Are Saying About New Charter

What They Are Saying about New Charter
Gene Kimmelman, President And CEO Of Public Knowledge: “The Facts Here Are A Lot More Favorable To Charter Than They Were To Comcast.” “‘The facts here are a lot more favorable to Charter than they were to Comcast,’ said Former Justice Department antitrust official Gene Kimmelman, now the head of the advocacy group Public Knowledge.” (Gautham Nagesh and Joe Flint, “Charter’s Deal With TWC More Likely to Get Approval Than Comcast,” Wall Street Journal, 5/26/15)

“John Bergmayer, A Senior Staff Attorney For Public Knowledge, A Consumer Advocacy Group, Said The Charter Deal Doesn't Raise The Same Level Of Concerns Over Gatekeeper Power That Led His Group To Oppose The Comcast Merger.” (Brendan Sasso, “Why Charter Thinks It Can Succeed Where Comcast Failed,” National Journal, 5/26/15)

“[Bergmayer] Also Argued That Charter Has A Better Track Record Of Regulatory Compliance, Claiming That Comcast Failed To Follow Some Of The Conditions On Its 2011 Purchase Of NBC-Universal.” (Brendan Sasso, “Why Charter Thinks It Can Succeed Where Comcast Failed,” National Journal, 5/26/15)

Charter’s Customer-Satisfaction Score Up Five Percent. “A recent American Consumer Satisfaction survey of U.S. cable subscribers found that Charter ranked in the middle of the pay-TV pack in terms of customer satisfaction. However, the company's overall score improved 5 percent during the past year, and it was among the top performers among cable companies.” (Daniel Frankel, “Charter's Rutledge: Consumers Will Be Happier With Cable If They Never Have To See the Cable Guy,” Hollywood Reporter, 6/18/15)

New Charter Is Significantly Different Than Comcast/Time Warner Cable Merger

“Comcast Had Nearly Double The High-Speed Broadband Market Share Of Charter, Time Warner Cable And Bright House Combined As Of The End Of 2014.” “Moreover, Comcast had nearly double the high-speed broadband market share of Charter, Time Warner Cable and Bright House combined as of the end of 2014, according to New Street, and would thus have less leverage over Internet-video programmers.” (Miriam Gottried, “Charter’s Chances With Time Warner Cable Look Good,” The Wall Street Journal, 6/24/15)

The Government Opposed Comcast/Time Warner Cable Merger Because It Did Not Want Comcast To Be The “Gatekeeper To The Internet.” “A major reason for the government's opposition to Comcast's merger was fear that the merged company could have acted as a gatekeeper to the Internet and controlled the future of online video…Comcast would have controlled nearly 60 percent of the broadband market with its merger.” (Brendan Sasso, “Why Charter Thinks It Can Succeed Where Comcast Failed,” National Journal, 5/26/15)

Unlike Comcast, Charter Has No Stake In National TV Programming. “Charter says it has no stake in national TV programming, a reference to regulator concerns that Comcast (with its ownership of content through NBC Universal) could have used its greater power to demand concessions from companies that either rely on NBC's content or compete against it.” (Brian Fung, “The Latest Time Warner Cable Merger Isn’t Comcast All Over Again, Execs Argue,” Washington Post, 5/26/15)

Government Regulators Were Concerned About The Proprietary Set Top Box Used By Comcast, While Charter Uses A Non-Proprietary, Open Platform. “The government was troubled by how Comcast’s ownership of device assets affected its motive and means to distort the OVD market… By contrast, the Set Top Box platform being used by Charter (unveiled at CES) is a non-proprietary, open platform that is not likely to cause the same heartburn to the government.” (Jonathan Chaplin, Spencer Kurn, Zach Monsma, Vivek Stalam, “Cable M&A Update,” New Street Research, 5/20/15)

Independent programmers Support new charter

“Herring Broadcasting, Owner Of One America News Network And AWE,” Who “Vehemently Opposed The Proposed Comcast-TWC Deal,” Says That He Has “Absolutely No Issues” With Charter Buying TWC Or Bright House. “Even the reactions coming in vary. Herring Broadcasting, owner of One America News network and AWE, vehemently opposed the proposed Comcast-TWC deal. This time around, Herring has ‘absolutely no issues’ with Charter buying TWC of Bright House, pres Charles Herring told us.” (“Rutledge’s New Deal: Different Lens for Charter-TWC, Bright House,” Cable Fax Daily, Volume 26, No. 100, 5/27/15)

“Over The Last Several Years, Charter Has Demonstrated That It Has A Pattern And Practice Of Extending Fair Carriage Consideration To Independent Programming Services.” “‘Over the last several years, Charter has demonstrated that it has a pattern and practice of extending fair carriage consideration to independent programming services. Numerous independent programming networks have received carriage from Charter Communications, including AWE,’ he said.” (“Rutledge’s New Deal: Different Lens for Charter-TWC, Bright House,” Cable Fax Daily, Volume 26, No. 100, 5/27/15)

TV One: “Charter’s Decision To Carry TV One On Its Most Widely Subscribed Tier Demonstrates Its Commitment To Offering Diverse And Independent Programming.” “TV One enjoys a solid working relationship with Charter and its leadership team. Charter’s decision to carry TV One on its most widely subscribed tier demonstrates its commitment to offering diverse and independent programming.”

“We Believe The Proposed Transaction Would Be Good For Independent Programmers Like TV One As It Will Make Our Unique And Exciting Content Available To Millions Of More Americans.”

Ambassador Andrew Young, Co-Founder, Bounce TV- The First And Only Over-The-Air Broadcast Television Network For African Americans: “We Support Charter Communications’ Pending Transactions With Time Warner Cable And Bright House Networks.”

“Charter Has Long Been A Strong Supporter Of Minority-Owned Networks Like Bounce TV And We Believe That These Transactions Are In The Public Interest And Will Be Beneficial To Bounce TV Viewers, African Americans And All Ethnicities.”

“We Are Thrilled That New Charter Will Make The Offerings Of Time Warner Cable And Bright House More Diverse And Richer For The More Than 14 Million African-American Television Households In The United States That Are Grossly Underserved On Television.”

Bill Abbott, CEO, Crown Media: “Charter’s Commitment To Hallmark Channel And Hallmark Movies & Mysteries Has Helped Make The Services Two Of The Most Popular General Entertainment Networks Available Today.”

“Charter’s Wide-Spread Distribution Of The Hallmark Channel And Hallmark Movies & Mysteries Reflects A Genuine Commitment To Diversity Through Independent And Family Friendly Programming.” “Charter’s wide-spread distribution of the Hallmark Channel and Hallmark Movies & Mysteries reflects a genuine commitment to diversity through independent and family friendly programming. We look forward to continuing our successful collaboration with Charter in the years to come.”

Sharon Rechter - Co Founder Of Babyfirst, The Fastest Growing Independent Network In The U.S., Broadcasting The Best 24/7 Age-Appropriate Programming To More Than 52 Million Homes: “Babyfirst Supports The Merger Of Charter Communications And Time Warner Cable Because Both Companies Have Demonstrated A True Commitment To Diverse, Independent And Quality Programming For Children And Their Parents, And We Look Forward To Their Continued Support Of Our Growth.”

“Earlier This Year, Charter Expanded Our Distribution To A Level That Will Allow Us To Be Seen By More Of The Community We Serve, And… Pledged To Launch Our Channel In Spanish - Providing BabyFirst To A Wider Latino Audience.”

What They Are Saying About Charter TWC BHN Filing Day

What they are saying: Charter- Time Warner Cable- Bright House networks Public Interest Statement Filing

Pro-Customer And Pro-Broadband

“The Deal Will Give Customers Faster Speeds, Affordable Unlimited Broadband, Faster Rollouts Of New Technology, Nondiscriminatory Interconnection, Better Customer Service And A $2.5 Billion Investment In Commercial Broadband And Returning Call Center Jobs To The U.S.” (Brooks Boliek, “Charter Embraces Net Neutrality As It Seeks Approval For Time Warner Cable-Bright House Deal,” Politico Pro, 6/25/15)

“Among The Key Benefits Charter Tells The FCC The Deal Will Produce Are: Faster Speeds, Affordable (And Unlimited) Broadband, Faster Rollouts Of New Technology, Nondiscriminatory Interconnection, And More Investment In Customer Care.” (John Eggerton, “Charter Files Application for Time Warner Cable Merger,” Broadcasting & Cable, 6/25/15)

“Charter Promises To Expand Broadband With 60Mbps Minimum Speeds.” (Larry Rulison, “Charter Promises To Expand Broadband With 60Mbps Minimum Speeds,” Times Union, 6/25/15)

“Charter…Vowed To Eschew Data Caps As Well As Usage Based Pricing, Modem Fees, And Early Termination Fees.” (David Lieberman, “Charter Vows To Invest In Broadband And Jobs If It Gets Time Warner Cable,” Deadline, 6/25/15)

Commited To Net Neutrality

Marvin Ammori: “I Can Say Charter Is Offering The Strongest Network Neutrality Commitments Ever Offered-In Any Merger Or, To My Knowledge, In Any Nation.” (Marvin Ammori, “Here’s How Charter Will Commit To An Open Internet,” Wired, 6/25/15)

“Charter Communications Inc. Says It Will Roll Out Faster Internet With No Data Caps, And That It Will Not Block Or Slow Traffic Or Permit Paid Fast Lanes For Some Content.” (Tali Arbel, “Charter Says Consumers Will Be The Winners After $67B In Deals Turns It Into A Cable Giant,” Associated Press, 6/25/15)

“Charter Will ‘Go Further’ Than FCC’s Net Neutrality Rules in Merger With Time Warner Cable.” (Ted Johnson, “Charter Will ‘Go Further’ Than FCC’s Net Neutrality Rules in Merger With Time Warner Cable,” Variety, 6/25/15)

Investing In American Jobs

“Charter Vows To Invest In Broadband And Jobs If It Gets Time Warner Cable.” (David Lieberman, “Charter Vows To Invest In Broadband And Jobs If It Gets Time Warner Cable,” Deadline, 6/25/15

Independent Programmers Endorse New Charter

Ambassador Andrew Young, Co-Founder, Bounce TV- The First And Only Over-The-Air Broadcast Television Network For African Americans: “Charter Has Long Been A Strong Supporter Of Minority-Owned Networks Like Bounce TV And We Believe That These Transactions Are In The Public Interest And Will Be Beneficial To Bounce TV Viewers, African Americans And All Ethnicities.” (Jon Lafayette, “Charter Gets Support From Andrew Young,” Broadcasting & Cable, 6/25/15)

Alfred Liggins, TV One: “Charter’s Decision To Increase TV One Distribution On More Widely Distributed Tiers, And Therefore More Affordable Programming Packages For African American Consumers In Key Urban Markets.” (David Lieberman, “Charter Vows To Invest In Broadband And Jobs If It Gets Time Warner Cable,” Deadline, 6/25/15)

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

New Charter Smaller Than Comcast Today

Why Charter's Transaction is Different than Comcast's

Broadband

- New Charter will serve less than **30 percent** of the country's broadband customers who receive broadband at 25/3 Mbps and above.
  - Comcast-TWC would have served more than **55 percent** of those 25/3 Mbps and above broadband subscribers.
- New Charter will serve fewer broadband customers than Comcast alone does today.

Proposed Comcast - TWC Merger

> 55%
Comcast Time Warner
Broadband Subscriptions at 25/3 Mbps and Above
40% Other

Proposed New Charter

< 30%
New Charter
70% Other
Broadband Subscriptions at 25/3 Mbps and Above

Video

- New Charter will serve only **17 percent** of the nation's video subscribers.
  - Comcast-TWC would have served approximately **30 percent**.
- New Charter's percentage of video subscribers will be smaller than the **22 percent** Comcast serves today.
- New Charter's percentage of video subscribers will also be significantly smaller than the roughly **26 percent** that would be served by an AT&T/DirectTV merger.

Media Markets

Comcast-TWC would have been the largest cable presence in 16 of the 20 largest media markets.

New Charter will be the largest cable presence in only 5 of the top 20 markets. And in Dallas, AT&T-DirecTV will have more subscribers than New Charter, assuming that merger is approved.

Programming

- New Charter will own no national video programming.
  - By comparison, Comcast owns the NBC network, the Telemundo network, multiple regional sports networks, over a dozen cable channels, multiple additional TV stations and two movie studios.

Charter COMMUNICATIONS

www.charterresourcecenter.com